Clifford Chance US LLP Letterhead

August 24, 2006

Linda Van Doorn
Louise Dorsey

Rachel Zablow
Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549-4561

VIA EDGAR AND BY HAND

Re:                             iStar Financial Inc.
Form 10-K for the year ended December 31, 2005
Filed March 16, 2006,
File No. 1-15371

Dear Ms. Van Doorn, Ms. Dorsey and Ms. Zablow:

On behalf of our client, iStar Financial Inc. (the “Company”), set forth below are the responses of the Company to the requests for additional information made by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), in a telephone call on August 21, 2006 to the undersigned, with respect to the Company’s Form 10-K for the year ended December 31, 2005.

1.             In response to the Staff’s request, enclosed please find samples of the Company’s “Subscription Agreement/ Promissory Note” form that were signed by employees for the 2002, 2003 and 2004 High Performance Unit Plans (“HPU Plans”).  We have highlighted in boldfaced type the language in “Section 1. Subscription” regarding the Company’s rights to deduct unpaid amounts from the employee’s salary and bonus.  Space for the particular principal amounts, interest rates, and due dates is on the signature pages of each employee’s agreement.

2.             Set forth below, in response to the Staff’s request, is a calculation of the valuation of the Company’s common stock in 2002 (when the 2002, 2003 and 2004 HPU plans were valued) using the Dividend Discount Model, where the Company’s annual dividend and dividend growth rate at the time were $2.52 and 3%, respectively, and the assumed discount rate is 12%:

$2.52/ (.12 — .03) = $28.00

For the 12 months ended June 30, 2002, the Company’s common stock traded in the range of $22.50 to $31.50

3.             Set forth below is the difference in the aggregate 2002, 2003 and 2004 HPU Plan purchase prices between (1) the actual prices paid, as determined by an independent investment bank and approved by the compensation committee of the Company’s Board of Directors, and (2) prices that are “grossed up” in that they reflect a 5% discount, in the aggregate, for the illiquid and non-voting nature of the securities, and no forfeiture discount.(1)  For the additional information of the Staff, the chart below also shows the percentage that such difference represents in the Company’s net income for the applicable years.

	2002	2003	2004	2005
	(Dollars in Millions)
Actual Price	$2.73	$1.78	$1.36	$0.59

Grossed-up Price	$5.78	$3.76	$2.87	$0.93

Difference	$3.04	$1.98	$1.51	$0.34

Annual Net Income	$215.3	$292.2	$260.4	287.9

Percentage of Net Income Represented by Difference	1.4%	0.7%	0.6%	0.1%

4.             In response to the Staff’s comment regarding the need to take into account the “time value of money” arising from the employees’ ability to defer payment of the purchase price of HPUs, we note that, as described in our letter dated August 8, 2006, the employees were required to pay accrued interest on all deferred amounts from the date of sale of the 2002, 2003 and 2004 HPUs in June 2002.  We believe that this interest charge (three month LIBOR plus 100 basis points per annum, compounded semi-annually) accounted for the time value of money and that the employees who deferred payment did not receive a compensatory benefit as a result of the deferral arrangement.

(1)           For the information of the Staff, the Company notes that the discounts assumed in the valuation of the HPUs (i.e., 35% liquidity discount, 5% non-voting discount and 15% forfeiture discount) were disclosed to shareholders in the Company’s proxy statement for its 2002 annual meeting of shareholders as part of the proposal of the HPU Program for shareholder approval.

2

We trust we have been responsive to the Staff’s requests.  If you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Kathleen L. Werner

Kathleen L. Werner

Enclosures

cc:	Catherine D. Rice, iStar Financial Inc.
Timothy C. Conlon, Pricewaterhouse Coopers, LLP
Paul R. Kepple, Pricewaterhouse Coopers, LLP

3

[FORM OF]

SUBSCRIPTION AGREEMENT/PROMISSORY NOTE

iStar HPU 2002, L.L.C.

iStar HPU 2003, L.L.C.

iStar HPU 2004, L.L.C.

c/o iStar Financial Inc.

1114 Avenue of the Americas

27th Floor

New York, NY  10036

Ladies and Gentlemen:

Subject to the terms and conditions of this subscription agreement (the “Agreement”), and in reliance upon the representations and warranties of the respective parties contained herein, the undersigned employee of iStar Financial Inc. (the “Employee”) hereby subscribes for the number of units of membership interest (the “Units”) shown on the signature pages hereto in each of iStar HPU 2002, L.L.C., iStar HPU 2003, L.L.C. and iStar HPU 2004, L.L.C., each of which is a limited liability company organized under the laws of the State of Delaware (the “LLCs”) and each of which is governed by and operated pursuant to a separate Operating Agreement, dated as of July__, 2002 (the “Operating Agreements”), in accordance with the terms and conditions set forth below.  Definitions used herein but not otherwise defined shall have the meaning provided in the Operating Agreements.

1.     Subscription. The Employee agrees to contribute to the capital of each LLC the aggregate amount set forth opposite the signature of the Employee on the signature pages hereto with respect to each LLC (the “Contribution Amount”), together with all additional amounts shown on the signature pages, payable in cash on or before the payment dates shown on the signature pages.  The Employee understands and agrees that in the event he or she fails to deliver all amounts due hereunder by such payment dates, iStar Financial Inc. shall have the right, exercisable in its sole discretion, and in addition to any and all of its other rights and remedies, to deduct from the Employee’s regular salary or bonus compensation the shortfall amount and contribute it to the appropriate LLC on behalf of the Employee in fulfillment of this Agreement.

2.     Representations and Warranties of the Employee.  The Employee hereby makes the following representations and warranties to the LLCs, with the intent that the same be relied upon in determining the suitability of the Employee to invest in the LLCs:

(a)           The Employee understands that with respect to the tax and other legal consequences of an investment in the LLCs, the Employee is relying solely upon the advice of its own tax and legal advisors and not upon any general discussion in materials distributed by, or in presentations made by, officials of the LLCs or iStar Financial Inc.

(b)           The Employee understands that by executing this Agreement the Employee shall be deemed to be a party to each Operating Agreement and shall be bound by each and every term and provision thereof.

(c)           The Employee has the full capacity, power and authority to execute, deliver and perform this Agreement and to subscribe for and purchase the Units.  The Employee has duly executed and delivered this Agreement, and this Agreement constitutes a legal, valid and binding obligation of the Employee, enforceable against the Employee in accordance with its terms.

(d)           The Employee has carefully reviewed this Agreement and has been provided an opportunity to ask questions of, and has received answers satisfactory to such Employee from representatives of iStar Financial Inc. regarding this Agreement, the Operating Agreements and the terms and conditions of the offering of Units in the LLCs.  The Employee has obtained all additional information requested by the Employee to verify the accuracy of all information furnished to the Employee regarding such documents and the offering of the Units.

(e)           The Employee has the knowledge and experience in financial affairs to evaluate the merits and risks of purchasing the Units, and the Employee has not relied in connection with this investment upon any representations, warranties or agreements other than those set forth in this Agreement.  The Employee’s financial situation is such that he or she can afford to bear the economic risk of holding the Units for an indefinite period of time, and the Employee can afford to suffer the complete loss of his or her investment in the Units.

(f)            The Employee is acquiring the Units for his or her own account for investment and not with a view to or for sale in connection with any distribution of all or any part of the Units.  The Employee will not, directly or indirectly, transfer all or any part of the Units (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of all or any part of such interest) except in accordance with the registration provisions of the Securities Act of 1933, as amended (the “Securities Act”) or an exemption from such registration provisions, with any applicable state or non-U.S. securities laws, and with the terms of the Operating Agreements.  The Employee understands that he or she must be prepared to bear the economic risk of an investment in the Units in the LLCs for an indefinite period of time because, among other reasons, the offering and sale of the Units have not been registered under the Securities Act and, therefore, the Units cannot be sold other than through a privately negotiated transaction or an exemption from such registration is available.  The Employee also understands that transfers of the Units are further restricted by the provisions of the Operating Agreements.

(g)           The Employee is currently an employee or officer of iStar Financial Inc. or its affiliates.

(h)           The Employee will timely make an election under Section 83(b) of the Code, by filing an election in the form attached as Annex 1, with respect to its receipt of the Units.

3.     Representations and Warranties of the LLCs. Each LLC severally represents, warrants and covenants to the Employee as follows:

(a)     The execution, delivery and performance by the LLC of this Agreement has been authorized by all necessary action on behalf of the LLC, and this Agreement is a legal, valid and binding agreement of the LLC, enforceable against the LLC in accordance with its terms.

(b)     The execution and delivery of this Agreement by the LLC, the performance by the LLC of its obligations under this Agreement and the consummation by the LLC of the transactions contemplated hereby will not conflict with or result in any violation of or default under any provision of any agreement or other instrument to which the LLC is a party or by which it or any of its properties are bound, or any permit, franchise, judgment, decree, statute, order, rule or regulation applicable to the LLC or its business or properties.

4.     Indemnification.  The Employee hereby agrees to indemnify and hold harmless each LLC, its respective Managing Member, iStar Financial Inc. and each of their officers, directors, agents, employees and affiliates from and against any and all loss, damage or liability due to or arising out of a breach of any representation of the Employee contained in this Agreement.

5.     Limited Power of Attorney.  The Employee hereby appoints the Managing Member of each LLC as the Employee’s attorney-in-fact, with full power of substitution, for the Employee in any and all capacities, to execute and deliver for and on the Employee’s behalf the Operating Agreement for the LLC for which the Managing Member acts as managing member in order to evidence the Employee’s intent and desire, and to confirm the Employee’s agreement, to become a member of each LLC in accordance with this Agreement and the terms of the Operating Agreements.

By this power, each Managing Member is hereby granted full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in connection with the performance of the authority contemplated by the preceding paragraph, as fully and to all intents and purposes as the Employee might or could do himself or herself.

6.     Governing Law.  This Agreement is being delivered and is intended to be performed in the State of Delaware, and shall be construed and enforced in accordance with, and the rights of parties shall be governed by, the law of such State.

7.     Modification.  Neither this Agreement nor any provisions hereof shall be modified, changed, discharged, or terminated except by an instrument in writing signed by the party against whom any waiver, change, discharge, or termination is sought.

8.     Revocability.  Except as otherwise provided herein, this Agreement may not be withdrawn or revoked by the Employee in whole or in part without the consent of the Managing Members.

9.     Assignment.  This Agreement is not transferable or assignable by the Employee, except as provided herein.  The Employee may assign this Agreement to a trust for the benefit of his or her family as long as the Employee remains personally liable for his or her obligations under to this Agreement.  Any purported assignment of this Agreement in violation of this Section 9 shall be null and void.

10.  Notices.  All notices, consents, requests, demands, offers, reports, and other communications required or permitted to be given pursuant to this Agreement shall be in writing and shall be considered properly given and received when personally delivered to the party entitled thereto, or when sent by facsimile with confirmation of transmission received, or by overnight courier when delivered to the address set forth below, or seven business days after being sent by certified United States mail, return receipt requested, in a sealed envelope, with postage prepaid, addressed, if to an LLC or its Managing Member, 1114 Avenue of the Americas, 27th Floor, New York, New York  10036 and, if to the Employee, to the address set forth below the signature of the Employee on the counterpart of this Agreement which the Employee originally executed and delivered to the LLC; provided that any notice sent by facsimile shall be promptly followed by a copy of such notice sent by mail or overnight courier in the manner described herein.  Each LLC or the Employee may change its address by giving notice to the other.

11.  Counterparts.  This Agreement may be executed in multiple counterpart copies, each of which shall be considered an original and all of which constitute one and the same instrument binding on all the parties, notwithstanding that all parties are not signatories to the same counterpart.

12.  Successors.  Except as otherwise provided herein, this Agreement and all of the terms and provisions hereof shall be binding upon and inure to the benefit of the parties and their respective heirs, executors, administrators, successors, trustees and legal representatives.  If the Employee is more than one person, the obligation of the Employee shall be joint and several and the agreements, representations, warranties, and acknowledgements herein contained shall be deemed to be made by and be binding upon each such person and such person’s heirs, executors, administrators, successors, trustees and legal representatives.

13.  Entire Agreement.  This Agreement and the Operating Agreements, including the exhibits and schedules hereto and thereto contain the entire agreement of the parties with respect to the subject matter hereof and thereof, and supersede all other prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof.

14.  Survival.  The representations and warranties in Section 2 and the provisions of Section 4 shall, in the event this subscription is accepted, survive such acceptance and the formation and dissolution of each LLC.

Signature Page for iStar HPU 2002, L.L.C.:	Contribution Amount

iStar HPU 2002, L.L.C.

$
(Employee Signature)	(Contribution Amount)

(Printed Name)	(Units Subscribed For)

Date of Execution:	Payment Date:	Amount:

	July 30, 2002	$[ ]

	January 31, 2003	$[ ]= $[ ] + $[ ]*

ADDRESS OF EMPLOYEE:
Note- *Represents accrued interest on the deferred
installment of the Contribution Amount at the rate of
[three month LIBOR plus 100 basis points] per annum,
compounded semi-annually, based upon
a 360 day year consisting of 12 30-day months.

APPROVED THIS DAY OF JULY, 2002.

iSTAR HPU 2002, L.L.C.

By: iStar Financial Inc., its Managing Member

By:
Jay Sugarman
Chairman and Chief Executive Officer

Signature page for iStar HPU 2003, L.L.C.	Contribution Amount

iStar HPU 2003, L.L.C.

(Employee Signature)	$
(Contribution Amount)

(Printed Name)
(Units Subscribed For)

Date of Execution:
	Payment Date:	Amount:

	January 31, 2003	$[ ]= $[ ] + $[ ]*

ADDRESS OF EMPLOYEE:
Note- *Represents accrued interest on the deferred
installment of the Contribution Amount at the rate of
[three month LIBOR plus 100 basis points] per annum,
compounded semi-annually, based upon
a 360 day year consisting of 12 30-day months.

APPROVED THIS DAY OF JULY, 2002.

iSTAR HPU 2003, L.L.C.

By: iStar Financial Inc., its Managing Member

By:
Jay Sugarman
Chairman and Chief Executive Officer

Signature page for iStar HPU 2004, L.L.C.	Contribution Amount

iStar HPU 2004, L.L.C.

(Employee Signature)	$
(Contribution Amount)

(Printed Name)
(Units Subscribed For)

Date of Execution:
	Payment Date:	Amount:

	January 31, 2004	$[ ]= $[ ] + $[ ]*

ADDRESS OF EMPLOYEE:
Note- *Represents accrued interest on the deferred
installment of the Contribution Amount at the rate of [three month LIBOR plus 100 basis points] per annum,
compounded semi-annually, based upon a 360 day year
consisting of 12 30-day months.

APPROVED THIS DAY OF JULY, 2002.

iSTAR HPU 2004, L.L.C.

By: iStar Financial Inc., its Managing Member

By:
Jay Sugarman
Chairman and Chief Executive Officer